Item (C) Exhibit to Form 10-Q filed herewith

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

                CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-15596

SITI-SITES.COM, INC. CIK# 0000812551

(Exact name of registrant as specified in its charter)

111 LAKE AVENUE, TUCKAHOE, NY 10707 tel. number 212-925-1181 (CHIEF FINANCIAL OFFICER)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, .0001 PAR VALUE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Registrant has placed an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

*SEE FORM 10-Q FILED HEREWITH re: 2006 cancellation of all outstanding shares in exchange for liquidating dividends

Rule 12g-4(a)(1)(i)	☐		Rule 12h-3(b)(1)(i)	☐		Rule 15d-6 ☒ (1)
Rule 12g-4(a)(1)(ii)	☒	(1)	Rule 12h-3(b)(1)(ii)	☒	(1)
Rule 12g-4(a)(2)(i)	☐		Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐		Rule 12h-3(b)(2)(ii)	☐

(1)	Plan of Final Liquidation and Dissolution: now less than 500 Holders of record; less than $10,000,000 in assets in 2006, 2005 and 2004, and in 2003 and 2002 as well.

Approximate number of former holders of record (ALL SHARES CANCELLED) as of the certification or notice date: 3,602 individuals and firms; their sole status remains as claimants on future liquidation dividends, if any. See Form 10-Q filed herewith, Part 1. “Material Recent Event – Plan of Final Liquidation and Dissolution”

Pursuant to requirements of the Securities Exchange Act of 1934 SITI-SITES.COM, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 14, 2007	By:	/s/ Lawrence M. Powers
Chairman of Board and Chief Executive Officer (tel. number 201-567-4904)
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:    February 14, 2007

SITI-SITES.COM, INC.

By	/s/ Lawrence M. Powers

Lawrence M. Powers Chief Executive Officer and Chairman of the Board of Directors

By	/s/ Toni Ann Tantillo

Toni Ann Tantillo Chief Financial Officer, Vice President, Secretary and Treasurer
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